[redacted]

12010255

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2012
REGISTRATIONS BRANCH
11

2/29/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42106

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UMB Distribution Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

803 W. Michigan Street, Suite A
(No. and Street)

Milwaukee (City) | WI (State) | 53233 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christine Mortensen | 414-299-2233 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

115 S. 84th Street Suite 400 (Address) | Milwaukee (City) | WI (State) | 53214 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/1/12

OATH OR AFFIRMATION

I, ____________Christine Mortensen____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __________UMB Distribution Services, LLC____, as of ____________December 31_________________, 2011_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Christine Mortensen
Signature

Treasurer
Title

Constance Dye Shannon
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ ~~(b) Statement of Financial Condition.~~ Balance Sheet.
- ☒ (c) Statement of Income (Loss).
- ☒ ~~(d) Statement of Changes in Financial Condition.~~ Cash Flow.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UMB DISTRIBUTION SERVICES, LLC
Milwaukee, Wisconsin

FINANCIAL STATEMENTS
Including Independent Auditors' Report
December 31, 2011

UMB DISTRIBUTION SERVICES, LLC

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
115 S 84th St, Ste 400
Milwaukee, WI 53214-1475
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT AUDITORS' REPORT

To the Member of
UMB Distribution Services, LLC
Milwaukee, Wisconsin

We have audited the accompanying statement of financial condition of UMB Distribution Services, LLC (the "Company") as of December 31, 2011 and the related statements of income and member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UMB Distribution Services, LLC as of December 31, 2011 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 24, 2012

UMB DISTRIBUTION SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2011

ASSETS

ASSETS	
Cash and cash equivalents	$ 1,531,801
Accounts receivable	136,733
Prepaid expenses	95,206
Due from Scout Investment Advisors, Inc.	744,928
Other assets	5,498
TOTAL ASSETS	$ 2,514,166

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses	$ 10,285
Income taxes payable	88,904
Payable to related party	5,500
Due to Scout Investment Advisors, Inc.	744,928
Deferred income taxes	8,769
TOTAL LIABILITIES	858,386
MEMBER'S EQUITY	1,655,780
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,514,166

See accompanying notes to financial statements.

UMB DISTRIBUTION SERVICES, LLC

STATEMENT OF INCOME AND MEMBER'S EQUITY
Year Ended December 31, 2011

REVENUES	
Distribution fees	$ 2,544,080
Other revenue	15,367
Total Revenues	2,559,447
EXPENSES	
Employee compensation	1,380,612
Management and administrative fees	753,625
Registration fees	46,891
Professional fees	7,800
General and administrative	9,665
Total Expenses	2,198,593
NET INCOME BEFORE INCOME TAXES	360,854
Income tax expense	243,602
NET INCOME AFTER INCOME TAXES	$ 117,252
MEMBER'S EQUITY - Beginning of Year	2,338,528
Member's contributions	200,000
Member's distributions	(1,000,000)
MEMBER'S EQUITY - END OF YEAR	$ 1,655,780

See accompanying notes to financial statements.

UMB DISTRIBUTION SERVICES, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
NET INCOME	$ 117,252
Adjustments to reconcile net income to net cash flows from operating activities	
Changes in assets and liabilities	
Accounts receivable	13,583
Due from Scout Investment Advisors, Inc.	163,566
Prepaid expenses and other assets	(33,241)
Accrued expenses	(1,200)
Due to related party	(171,891)
Deferred income taxes	8,769
Due to Scout Investment Advisors, Inc.	(163,566)
Income taxes payable	88,904
Net Cash Flows from Operating Activities	22,176
CASH FLOWS USED IN FINANCING ACTIVITIES	
Member's Contributions	200,000
Member's Distributions	(1,000,000)
Net Cash Flows Used In Financing Activities	(800,000)
Net Change in Cash and Cash Equivalents	(777,824)
CASH AND CASH EQUIVALENTS - Beginning of Year	2,309,625
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 1,531,801
SUPPLEMENTAL INFORMATION	
Income taxes paid	$ 145,929

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

UMB Distribution Services, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company provides distribution and other services to registered investment companies. The Company is organized as a Wisconsin limited liability company and is 100% owned by UMB Fund Services, Inc., (the "Parent").

Reserves and Custody of Securities

For transactions in mutual fund shares and variable annuity products, the Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission. Among other items, (k)(2)(i) requires that the Company carry no margin accounts, that it promptly transmits all customers funds and securities and does not otherwise hold customer funds or securities or perform custodial services for customers, and that it effectuates all such transactions through a special bank account for the exclusive benefit of its customers.

With respect to all other securities transactions, the Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Due to the conditions described in the above two paragraphs, the Company is exempt from the remaining provisions of Rule 15c3-3.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less.

Concentration of Credit Risk

The Company's cash accounts are on deposit at two financial institutions. The amounts on deposit at December 31, 2011 at the two financial institutions both individually exceeded the $250,000 federally-insured limit.

Accounts Receivable

The Company uses the allowance method to account for uncollectible accounts receivable. The Company estimates the allowance based on historical collection experience and a review of the current status of trade accounts receivable. At December 31, 2011, no allowance for doubtful accounts was provided as all receivables are considered collectible.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Revenue

Revenue consists of fees for providing fulfillment and distribution services and is recognized when services are provided.

Income Taxes

The Company is a limited liability company and is treated as a partnership for federal and state income tax purposes. The Company is included in the consolidated federal and state income tax returns filed by UMB Financial Corporation ("UMBFC"). All tax balances, including current income taxes payable, deferred tax assets and/or liabilities and the income tax provision attributable to the Company, are based on a written tax sharing agreement with UMBFC.

There were no net uncertain tax positions that, if recognized, would affect the effective tax rate at December 31, 2011. The Company accrues interest and penalties related to uncertain tax positions in its provision for income taxes. At December 31, 2011, the Corporation had no accrued interest and penalties related to uncertain tax positions.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Related Party Transactions

UMB Fund Services, Inc.

The Company and the Parent entered into a management agreement which specifies a method by which certain expenses are allocated from the Parent to the Company. The agreement also states which expenses are eligible for allocation. Expenses incurred under this agreement were $753,625 for the year ended December 31, 2011.

The Company operates out of a location shared with the Parent.

The Company has clients in common with the Parent, but provides independent services on behalf of those clients.

Related party transactions consist of expenses paid by the Parent on behalf of the Company, as well as expenses paid by the Company on behalf of the Parent. These transactions are reimbursed periodically.

At December 31, 2011, the amount due to the Parent was $5,500.

NOTE 2 - Related Party Transactions (cont.)

Scout Investment Advisors, Inc.

Both Scout Investment Advisors, Inc., one of the Company's clients, and the Parent, are subsidiaries of UMB Financial Corporation. The Company provides distribution-related services to Scout Investment Advisors, Inc. Revenue from Scout Investment Advisors, Inc. totaled $1,380,612 for the year ended December 31, 2011. At December 31, 2011, the Company owed Scout Investment Advisors, Inc. $744,928 for commissions paid to financial representatives licensed by the Company and paid by Scout Investment Advisors, Inc. At December 31, 2011, Scout Investment Advisors, Inc. owed the Company $744,928 for management fees relating to the licensed financial representative. These amounts net to $0 at December 31, 2011.

NOTE 3 - Major Clients

For the year ended December 31, 2011, three clients accounted for $2,245,165 or approximately 88% of the Company's total revenue. Accounts receivable from these clients at December 31, 2011 totaled $822,217, or approximately 93% of total accounts receivable.

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2011, the Company had net capital of $673,415 which was $616,189 in excess of its required net capital of $57,226. The Company's ratio of aggregate indebtedness to net capital was 1.27 to 1 at December 31, 2011.

The Company is also subject to minimum capital requirements by certain state regulatory agencies and was in compliance with these requirements at December 31, 2011.

NOTE 5 - Income Taxes

The provision for income tax expense consists of the following:

	Year Ended December 31, 2011
Current:	
Federal	$ 221,831
State	13,002
	234,833
Deferred:	
Federal	8,270
State	499
	8,769
Income Tax Expense	$ 243,602

Deferred income tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax basis.

The significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31, 2011
Deferred Tax Assets:	
Accrued Legal/Professional Fees	$ 4,237
Deferred Tax Liabilities:	
Prepaid Expenses	13,006
Net Deferred Tax Liability	$ 8,769

No valuation allowance, as defined by ASC Topic 740, is required as management believes it is more likely than not that the deferred tax assets are realizable.

NOTE 5 - Income Taxes (cont.)

The provision for income taxes differs from that computed at the federal statutory corporate tax rate for the year ended December 31, 2011 as follows:

Income before income tax expense	$	360,854
Tax expense at statutory rate of 35%	$	126,299
State income tax, net of federal effect		5,200
Impact of Tax Sharing Agreement		111,651
Other		452
Total income tax expense	$	243,602
Effective tax rate		68%

On June 24, 2011, the Company entered into a written tax sharing agreement with UMBFC effective with the tax year ended December 31, 2010. The agreement was signed before the filing of UMBFC's December 31, 2010 tax return. As such, the Company's share of its December 31, 2010 allocable tax expense of $111,651 is included in the current year income tax expense.

At December 31, 2011, there was no liability for uncertain tax positions. Federal income tax returns of UMBFC for years ended December 31, 2008 through 2010 remain open and subject to review by applicable tax authorities. UMBFC's state income tax returns for years ended December 31, 2007 through 2010 remain open and subject to review by applicable tax authorities.

NOTE 6 - Subsequent Events

The Company has evaluated subsequent events through February 24, 2012 which is the date that the financial statements were approved and available to be issued.

SUPPLEMENTAL INFORMATION

BAKER TILLY

Baker Tilly Virchow Krause, LLP
115 S 84th St, Ste 400
Milwaukee, WI 53214-1475
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member of
UMB Distribution Services, LLC
Milwaukee, Wisconsin

We have audited the financial statements of UMB Distribution Services, LLC as of and for the year ended December 31, 2011, and have issued our report thereon dated February 24, 2012 which contained an unqualified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 24, 2012

UMB DISTRIBUTION SERVICES, LLC

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
As of December 31, 2011

AGGREGATE INDEBTEDNESS	
Accrued expenses	$ 10,285
Payable to affiliates	848,101
Total Aggregate Indebtedness	$ 858,386
Minimum required net capital (based on aggregate indebtedness)	$ 57,226
NET CAPITAL	
Member's equity	$ 1,655,780
Deductions:	
Accounts receivable	(136,733)
Due from Scout Investment Advisors, Inc.	(744,928)
Other assets	(100,704)
Net Capital	673,415
Net capital requirement (Minimum)	57,226
Capital in excess of minimum requirement	$ 616,189
Ratio of aggregate indebtedness to net capital	1.27 to 1

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

UMB Distribution Services, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

UMB Distribution Services, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

BAKER TILLY

Baker Tilly Virchow Krause, LLP
115 S 84th St, Ste 400
Milwaukee, WI 53214-1475
tel 414 777 5500
fax 414 777 5555
bakertilly.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
UMB Distribution Services, LLC
Milwaukee, Wisconsin

In planning and performing our audit of the financial statements of UMB Distribution Services, LLC (the Company) as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 24, 2012